UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change in Chief Executive Officer of KB Financial Group Inc.

On September 29, 2009, KB Financial Group Inc. (“KB Financial Group”) disclosed that it had appointed a new chief executive officer, Chung Won Kang, who will also serve as the acting chairman. Key details are as follows:

1. Name of newly appointed chief executive officer: Chung Won Kang

2. Details regarding newly appointed chief executive officer:
   - Affiliation with the largest shareholder: none
   - Primary experiences:
     Chief executive officer, vice chairman and acting chairman, KB Financial
     Group (present)
     President and chief executive officer, Kookmin Bank (present)
     President and chief executive officer, former Seoul Bank
     Chief Country Officer, Deutsche Bank Group, Korea
     Chief Country Officer, Bankers Trust Group, Korea

3. Reason for change: Young-Key Hwang’s resignation as chairman and chief executive officer of KB Financial Group

4. Effective date: September 29, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: September 29, 2009	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO